AB
3/13

14047368

RECEIVED
2014 JAN 30 PM 1:36
SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/12 (MM/DD/YY) AND ENDING 11/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Avenue Plaza, 55 East 52nd Street, 34th Floor
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN J HAIG — 011 44 20 7016 6629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

15 Canada Square	London		E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/14/14

RECEIVED

2014 JAN 30 PM 4:36

SEC

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Paul D. Buckley

Signature

Chief Executive Officer

Title

Sworn to before me at London, England on this 27th January 2014.

[signature]

Notary Public

J. SIÔN TAYLOR
Notary Public of London, England
My Commission expires with Life

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED

2014 JAN 30 PM 1:36

SEC / MR

OATH OR AFFIRMATION

I, Alan John Haig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Sworn to before me at London, England on this 27th January 2014.

Notary Public

J. SIÔN TAYLOR
Notary Public of London, England
My Commission expires with Life

DE PINNA 35 PICCADILLY LONDON W1J 0LJ NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

FAP USA, L.P.

Financial Statements

November 30, 2013

Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.:

We have audited the accompanying financial statements of FAP USA, L.P., which comprise the statement of financial condition as of November 30, 2013, and the related statements of income, changes in partners' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of FAP USA, L.P. as of November 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP
London, United Kingdom

January 27, 2014

FAP USA, L.P.

Financial Statements

November 30, 2013

Statement of Financial Condition

Assets	**Note**	US$
Cash and cash equivalents		8,524,250
Accounts receivable - Trade receivables	3(a)	871,048
Accounts receivable – Assigned contract	3(b)	1,586,917
Accounts receivable – Intercompany	3(c)	1,486,258
Accrued income receivable within 1 year	4	4,971,561
Accrued income receivable after 1 year	4	4,181,017
Prepaid fees and other assets		7,256
Security deposit		124,050
Property and equipment, net of accumulated depreciation ($115,021)	9	102,888
Total Assets		**$ 21,855,245**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		37,851
Accounts payable – Assigned contract	5(a)	3,138,516
Accounts payable – Intercompany	5(b)	1,223,994
Accrued expenses		8,864,565
Deferred income		15,000
Total liabilities		**13,279,926**
Partners' equity		8,575,319
Total Liabilities and Partners' Equity		**$ 21,855,245**

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2013

Statement of Income

Revenue:		US$
Revenue		16,877,745
Expenses:		
Commission and bonus		8,722,053
Gross salaries		2,224,079
Professional fees		902,480
Occupancy and equipment		699,035
Intercompany expense		578,587
Other employee expenses and benefits		404,893
Travel and entertainment		275,500
Tax		154,342
Other operating expenses		124,031
Communications		120,549
Total expenses		14,205,549
Net income	$	2,672,196

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2013

Statement of Changes in Partners' Equity

	Note	US$
Partners' equity, beginning of the year		4,992,402
Contributions	**8**	1,750,265
Distribution	**8**	(839,544)
Net profit		2,672,196
Partners' equity, end of the year		$ 8,575,319

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2013

Statement of Cash Flows

	Note	US$
Cash flows from operating activities:		
Net income		$ 2,672,196
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortisation	9	71,298
Non-cash expenses		920,265
Changes in operating assets and liabilities:		
Decrease in prepaid fees and other assets		5,799
Increase in accounts receivable and accrued income		(3,778,235)
Increase in accounts payable, accrued expenses and deferred income		6,034,313
Total adjustments		3,253,440
Net cash provided by operating activities		5,925,636
Cash flows from investing activities:		
Purchase of fixed assets	9	(4,947)
Net cash used in investing activities		(4,947)
Cash flows from financing activities:		
Contribution of capital	8	830,000
Distribution of capital	8	(839,544)
Net cash provided by financing activities		(9,544)
Net increase in cash		5,911,145
Cash and cash equivalents, beginning of year		2,613,105
Cash and cash equivalents, end of year		$ 8,524,250

See accompanying notes to financial statements

FAP USA, L.P.

Financial Statements

November 30, 2013

Notes to Financial Statements

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware limited partnership. It is owned by FAP GEN PAR, LLC, a Delaware limited liability company and First Avenue Partners LLP, a limited liability partnership formed under the laws of England and Wales. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity opportunities, infrastructure funds, credit funds and real estate sectors.

In November 2011, the Partnership took the opportunity to upgrade its business by recruiting a team of executives from another broker-dealer, Madison Williams and Company LLC ("Madison Williams"). Consequent on the recruitment of this team from Madison Williams (which included employees in New York, Ohio and San Francisco), who became employees of the Partnership with effect from September 1, 2011, the Partnership also entered into certain other agreements to act as agent to receive money from prior Madison Williams transactions and the disbursement of that money to, amongst others, Madison Williams and the new employees of the Partnership.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue earned from capital placement contracts is recognized at the time that fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be 3 years.

Notes to Financial Statements

Revenue recognition (continued)

Retainer fees are often earned on capital placement mandates and are recognized in line with the relevant contract, typically as earned, however, most retainer fees are offset against the placement fee if such placement fee becomes due.

Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment.

Under the terms of agreements with the previous employer of the team mentioned in Note 1 above, the Partnership acts as agent in the collection of certain amount of fees from previous clients of Madison Williams, and payment to Madison Williams and previous employees of Madison Williams of certain compensation and expenses. All obligations to Madison Williams were satisfied during the year. The Partnership has no obligation to pay these compensation amounts and expenses unless it receives fees from previous clients of Madison Williams.

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with an original maturity of three months or less at the date of purchase. At November 30, 2013, there were no cash equivalents included in money market funds.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for federal and state income tax purposes. All items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective members and reported in the members' income tax returns. Accordingly, the Partnership does not provide for federal and state income taxes.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnerships US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740.

The Partnership recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Notes to Financial Statements

Income Taxes (continued)

The Partnership records interest related to unrecognized tax benefits in interest expense and penalties in tax expenses.

At November 30, 2013, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2010.

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the Statement of Income.

(e) Change in accounting estimates

In 2012 certain retainer fees relating to global mandates were recognized by First Avenue Partners LLP in line with estimates at that time, these retainers were subsequently offset against placement fee income recognized by First Avenue Partners LLP in 2013. During 2013 a new transfer pricing policy was introduced, which changed the basis by which global income is to be allocated amongst First Avenue Partners LLP and the Partnership. Under this policy, a portion of the retainer fees recognized by First Avenue Partners LLP in 2012 which were subsequently offset against placement fee income in 2013 has been allocated to the Partnership in 2013. The impact of the change in accounting estimate on the Statement of Income is an increase in Net income of $931,060. The impact on the Statement of Financial Condition is an increase in cash and an increase in Partners Equity of $931,060.

(f) Commission and bonus

The Partnership operates a global Bonus Policy for the benefit of partners and employees (who are non-administrative and above a certain corporate title) which may change from time to time in the Management Committee's sole discretion. Under this policy the Partnership creates and accrues a Bonus Pool, the amount of which is a proportion of the revenues of the Partnership as determined by the Management Committee. Staff members may be eligible to an allocation of the Bonus Pool based on their contribution to the business. The expected allocation of revenues for the financial

Commission and Bonus (continued)

year ended November 30, 2013 is 45%. The cash payment of these bonuses is made in accordance with the planned future receipt of the underlying revenues.

3) Accounts Receivable

a) Trade Receivables: In line with our revenue recognition policy trade receivables is substantially made up of the Mezzvest accounts receivable. The Partnership did not consider it necessary to make any general provision for bad and doubtful debts during the year.

b) Assigned Contract: An amount of $1,586,917 is due from a previous client of Madison Williams substantially all of which (subject to being received) is due to be paid to the previous employees of Madison Williams (who transferred to the Partnership) and is included in accounts payable-assigned contract.

c) Intercompany: At the year-end an amount of $1,486,258 was due from First Avenue Partners LLP in respect of revenue earned by the Partnership for its participation in fund raising, see Note 7.

4) Accrued Income

In line with our revenue recognition policy accrued income is substantially made up of the Stonepeak accrued income which as per the agreement is paid over 12 quarterly installments. In determining an allowance for credit losses, management have considered the client's history of payment, the performance of the client's investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with Funds or operating vehicles rather than investment managers due to the more resilient credit history of the former. The Partnership has no history of credit losses to date. In the absence of credit agency ratings for clients, management employ internal metrics to gain comfort over the credit quality of the accrued income. The Partnership perform extensive due diligence on clients, including review of past and present performance of the client's investment funds or operating vehicles where possible.

5) Accounts Payable

a) Assigned Contract: An amount of $3,138,516 is due to be paid out to the previous employees of Madison Williams in connection with the assigned contract. The Partnership has no obligation to pay the employees if the receivables are not received. At the year-end $1,666,480 has been received in cash but had not yet been paid out to the relevant employees, until after the date of the Statement of Financial Condition.

Accounts Payable (continued)

b) Intercompany: At the year-end an amount of $1,223,994 was due to First Avenue Partners LLP in respect of (i) revenue earned for its participation in fund raising (ii) consultancy fees paid by First Avenue Partners LLP on behalf of the Partnership and (ii) non-revenue generating services provided by First Avenue Partners LLP to the Partnership, see Note 7.

6) Net Capital and Reserve Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 15 to 1 of aggregate indebtedness to net capital, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2013 the Partnership had a net capital of $1,671,653, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $1,214,813 over the minimum net capital requirement of $456,840, see appendix 1.

The Partnership is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

7) Related Party Transactions

During the year a new transfer pricing policy was put into place which detailed the basis by which global income is to be allocated amongst First Avenue Partners LLP and the Partnership. As a result of this new policy, $9,645,318 of revenue was allocated from First Avenue Partners LLP to the Partnership, $1,476,376 of which remains receivable by the Partnership, and $9,715,463 of revenue was allocated from the Partnership to First Avenue Partners LLP, $431,961 of which remains payable by the Partnership as at the date of the Statement of Financial Condition. In addition, the Partnership incurred a charge of $578,587 for non-revenue producing services provided by First Avenue Partners LLP and $213,446 for consultancy fees paid by First Avenue Partners LLP on behalf of the Partnership. These amounts remain payable in full as at the date of the Statement of Financial Condition, see Note 5(b).

During the year First Avenue Partners LLP made capital contributions of $1,750,265 to the Partnership, see Note 8. First Avenue Partners LLP received payment for an invoice raised by the Partnership, as a result the Partnership is due reimbursement from First Avenue Partners LLP of $9,883 as at the date of the Statement of Financial Condition.

8) Partners' Equity

On October 2, 2007, the FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner made a capital contribution of $1,105,236, of which $990,000 was in cash and the remaining $205,236 represented a capitalization of organizational costs, furniture and fixtures and equipment. First Avenue Partners LLP has also made further capital contributions and distributions to November 30, 2013 as below.

Partners' Equity (continued)

Year		**Contributions** **US$**
Initial Contribution		1,105,236
2008 - 2012		3,734,702
2013		1,750,265
Total Partners' Contributions	$	**6,590,203**

Year		**Distributions** **US$**
2013		839,544
Total Partners' Distributions	$	**839,544**

9) Property and Equipment

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	$	$	$	$
Cost				
At 1 December 2012	87,644	61,880	63,438	212,962
Additions	2,831	2,116	-	4,947
Total Cost	90,475	63,996	63,438	217,909

Property and Equipment (continued)

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	$	$	$	$
Accumulated depreciation				
At 1 December 2012	21,358	7,592	14,773	43,723
Charge for the year	29,608	12,411	29,279	71,298
Total Accumulated depreciation	50,966	20,003	44,052	115,021
Net Book Value at 30 November 2013	**39,509**	**43,993**	**19,386**	**102,888**

10) Financial Support

The Partnership has an agreement with First Avenue Partners LLP, whereby First Avenue Partners LLP has committed to provide financial support to the Partnership in an amount sufficient for the Partnership to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Partnership that the Partnership is unable to satisfy when due, this includes providing additional capital when necessary in order for the Partnership to meet its net regulatory capital requirement, until at least December 1, 2014.

11) Commitments and Contingencies

Although none are presently contemplated, the Partnership may be subject to legal proceedings and claims, which may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not adversely affect the results of operations or financial condition of the Partnership.

12) Leases

The Partnership entered into an agreement to lease office space at Park Avenue Plaza, New York commencing on March 1, 2011 for a term of 26 months. The lease expense is recognized on a straight-line basis over the remaining non-cancellable term. Included within occupancy and equipment on the Statement of Income is a lease expense of $537,601. At November 30, 2013 the Partnership has future

Leases (continued)

minimum lease payments of $210,625, due within one year of the date of the Statement of Financial Condition.

13) Subsequent Events

The Partnership has evaluated subsequent events through to January 27, 2014 the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

FAP USA, L.P.

Financial Statements

November 30, 2013

Schedule I

Computation and Reconciliation of Net Capital Pursuant

to Uniform Net Capital Rule 15c3-1

		US$
Total partners' equity	$	8,575,319
Add:		
Commission payable accrual on fees receivable		3,319,859
Deferred unincorporated business tax		131,953
Less:		
Nonallowable assets and deductions		10,355,478
Net capital under SEC Rule 15c3-1		1,671,653
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $2,319,547 or $5,000		(456,840)
Net capital in excess of minimum requirement	$	1,214,813
Aggregate indebtedness	$	6,852,597

The computation of net capital in conjunction with Form X-17A-5, as amended as of November 30, 2013, as filed on January 24, 2014, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of Independent Registered Public Accounting Firm

FAP USA, L.P.

Financial Statements

November 30, 2013

Schedule II

The Partnership is exempt from the reserve requirements pursuant to the Rule 15c3-3 under paragraph (k)(2)(i).

At November 30, 2013, the Partnership is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule). Because of this exemption, the Partnership has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm

FAP USA, L.P.

Financial Statements

November 30, 2013

Report of Independent Registered Public Accounting Firm

on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Partners
FAP USA, L.P.:

In planning and performing our audit of the financial statements of FAP USA, L.P. (the Partnership), as of and for the year ended November 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP
London, United Kingdom

January 27, 2014